                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934*

                       Chicago Bridge & Iron Company N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value NLG 0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N19808109
                             ----------------------
                                 (CUSIP Number)

                              Richard E. Blohm, Jr.
                              1415 Louisiana Street
                                   Suite 3000
                              Houston, Texas 77002
                                 (713) 739-6500
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Persons Authorized to Received
                          Notices and Communications)

                                December 28, 2000
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N19808109


--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  WGI Tyler, LLC

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY


--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  00

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER
NUMBER OF
                                            0 shares
SHARES                                      ------------------------------------
                                    (8)     SHARED VOTING POWER
BENEFICIALLY
                                            0 shares
OWNED BY                                    ------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER
EACH
                                            0 shares
REPORTING                                   ------------------------------------
                                    (10)    SHARED DISPOSTIVE POWER
PERSON
                                            0 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  CO

--------------------------------------------------------------------------------

CUSIP NO. N19808109


--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  WEDGE Group Incorporated

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY


--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  00

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER
NUMBER OF
                                            0 shares
SHARES                                      ------------------------------------
                                    (8)     SHARED VOTING POWER
BENEFICIALLY
                                            0 shares
OWNED BY                                    ------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER
EACH
                                            0 shares
REPORTING                                   ------------------------------------
                                    (10)    SHARED DISPOSTIVE POWER
PERSON
                                            0 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  CO

--------------------------------------------------------------------------------

CUSIP NO. N19808109


--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  WEDGE Holdings, Inc.

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY


--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  00

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER
NUMBER OF
                                            0 shares
SHARES                                      ------------------------------------
                                    (8)     SHARED VOTING POWER
BENEFICIALLY
                                            0 shares
OWNED BY                                    ------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER
EACH
                                            0 shares
REPORTING                                   ------------------------------------
                                    (10)    SHARED DISPOSTIVE POWER
PERSON
                                            0 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  CO

--------------------------------------------------------------------------------

CUSIP NO. N19808109


--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Farinvest, Ltd.

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY


--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  00

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER
NUMBER OF
                                            0 shares
SHARES                                      ------------------------------------
                                    (8)     SHARED VOTING POWER
BENEFICIALLY
                                            0 shares
OWNED BY                                    ------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER
EACH
                                            0 shares
REPORTING                                   ------------------------------------
                                    (10)    SHARED DISPOSTIVE POWER
PERSON
                                            0 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  CO

--------------------------------------------------------------------------------

CUSIP NO. N19808109


--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Farinvest N.V.

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY


--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  00

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands Antilles

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER
NUMBER OF
                                            0 shares
SHARES                                      ------------------------------------
                                    (8)     SHARED VOTING POWER
BENEFICIALLY
                                            0 shares
OWNED BY                                    ------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER
EACH
                                            0 shares
REPORTING                                   ------------------------------------
                                    (10)    SHARED DISPOSTIVE POWER
PERSON
                                            0 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  CO

--------------------------------------------------------------------------------

CUSIP NO. N19808109


--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  WEDGE Engineering B.V.

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY


--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  00

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER
NUMBER OF
                                            0 shares
SHARES                                      ------------------------------------
                                    (8)     SHARED VOTING POWER
BENEFICIALLY
                                            3,515,072 shares
OWNED BY                                    ------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER
EACH
                                            0 shares
REPORTING                                   ------------------------------------
                                    (10)    SHARED DISPOSTIVE POWER
PERSON
                                            3,515,072 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,515,072 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 19.8%

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  CO

--------------------------------------------------------------------------------

CUSIP NO. N19808109


--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Minefa Holdings B.V.

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY


--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER
NUMBER OF
                                            0 shares
SHARES                                      ------------------------------------
                                    (8)     SHARED VOTING POWER
BENEFICIALLY
                                            0 shares
OWNED BY                                    ------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER
EACH
                                            0 shares
REPORTING                                   ------------------------------------
                                    (10)    SHARED DISPOSTIVE POWER
PERSON
                                            0 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  CO

--------------------------------------------------------------------------------

CUSIP NO. N19808109


--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Issam M. Fares

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY


--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  AF, 00

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Lebanon

--------------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER
NUMBER OF
                                            0 shares
SHARES                                      ------------------------------------
                                    (8)     SHARED VOTING POWER
BENEFICIALLY
                                            3,515,072 shares
OWNED BY                                    ------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER
EACH
                                            0 shares
REPORTING                                   ------------------------------------
                                    (10)    SHARED DISPOSTIVE POWER
PERSON
                                            3,515,072 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,515,072 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 19.8%

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  IN

--------------------------------------------------------------------------------

Introductory Note: All information herein with respect to Chicago Bridge & Iron N.V., a Netherlands company, is to the knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1.           SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the common stock, par value NLG 0.01 per share (the "Common Stock"), of Chicago Bridge & Iron Company N.V. (the "Issuer"). The Issuer's principal executive offices are located at Polarisavenue 31, 2132 JH Hoofddarp, The Netherlands.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is filed jointly by WGI Tyler, LLC ("WEDGE Sub"), a Delaware limited liability company and prior to its conversion into a Delaware limited liability company, WGI Tyler, Inc., a Delaware corporation, WEDGE Group Incorporated ("WEDGE"), a Delaware corporation, WEDGE Holdings, Inc. ("WEDGE Holdings"), a Delaware corporation, Farinvest, Ltd. ("Farinvest, Ltd."), a Cayman Islands company, Farinvest N.V. ("Farinvest N.V."), a Netherlands Antilles company, WEDGE Engineering B.V. ("WEDGE Engineering"), a Netherlands company, Minefa Holdings B.V. ("Minefa" and together with WEDGE Sub, WEDGE, WEDGE Holdings, Farinvest, Ltd., Farinvest N.V., and WEDGE Engineering, the "Reporting Entities"), a Netherlands Antilles company, and Mr. Issam M. Fares, an individual. Mr. Fares together with WEDGE Sub, WEDGE, WEDGE Holdings, Farinvest, Ltd., Farinvest N.V., WEDGE Engineering, and Minefa are referred to herein as the "Reporting Persons". The Reporting Persons are making this joint filing because two or more of them may be required to file this statement on
Schedule 13D with respect to the same securities. The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Entities individually is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

         The address of the principal business and principal office for the Reporting Persons, unless otherwise set forth herein, is WEDGE International Tower, 1415 Louisiana Street, Houston, Texas 77002. Unless otherwise set forth herein, each of the directors and officers of the Reporting Entities is a citizen of the United States.

         Mr. Issam M. Fares is the ultimate beneficial owner of all of the outstanding capital stock of each of the Reporting Entities.

         WEDGE Sub is a Delaware limited liability company formed in connection with, and for the purpose of completing, the transactions contemplated by the Purchase Agreement (as defined in Item 3) and does not engage in any other business activities. The directors of WEDGE Sub are William H. White and James
M. Tidwell. The executive officers of WEDGE Sub are James M. Tidwell, President; William H. White, Vice President; and Richard E. Blohm, Jr., Vice President and Secretary.

         WEDGE is a Delaware corporation engaged in the business of making investments through its subsidiaries in various industries including energy, hotels and real estate. WEDGE Holdings is a Delaware corporation that acts as a holding company. The directors of WEDGE and WEDGE Holdings are Issam M. Fares, William H. White, Mikhael I. Fares, Nijad I. Fares, Fares I. Fares, and Richard
E. Blohm, Jr. The executive officers of WEDGE and WEDGE

Holdings are Issam M. Fares, Chairman of the Board of Directors; William H. White, Vice Chairman of the Board of Directors, President and Chief Executive Officer; Fares I. Fares, Senior Vice President; James M. Tidwell, Vice President; Gregory J. Armstrong, Vice President, Treasurer and Assistant Secretary; and Richard E. Blohm, Jr., Vice President, General Counsel and Secretary.

         Farinvest, Ltd. is a Cayman Islands company that acts as a holding company. Mr. Issam M. Fares and Maples & Calder, a Cayman Islands entity, are the Managing Directors of Farinvest, Ltd. There are no other officers or directors of Farinvest, Ltd. The address of the principal business offices of Farinvest, Ltd. is Keizer Karelweg 474/1181 RL Anstelveen, The Netherlands.

         Farinvest N.V. is a Netherlands Antilles company that acts as a holding company. Mr. Issam M. Fares and N.V. Fides, a Netherlands Antilles corporation, are the Managing Directors of Farinvest N.V. There are no other officers or directors of Farinvest N.V. The address of the principal business offices of Farinvest N.V. is Keizer Karelweg 474/1181 RL Anstelveen, The Netherlands.

         WEDGE Engineering is a Netherlands company that acts as a holding company. Minefa is the Managing Director of WEDGE Engineering. There are no other officers or directors of WEDGE Engineering. The address of the principal business offices of WEDGE Engineering is Keizer Karelweg 474/1181 RL Anstelveen, The Netherlands.

         Minefa is a Netherlands company engaged in the business of making investments in the energy industry. Mr. Issam M. Fares and Mr. Tjalling B. Halbertsma are the Managing Directors of Minefa. There are no other officers or directors of Minefa. The address of the principal business offices of Minefa is Keizer Karelweg 474/1181 RL Anstelveen, The Netherlands.

         Mr. Issam M. Fares, Mr. Mikhael I. Fares, Mr. Nijad I. Fares, and Mr. Fares I. Fares are citizens of Lebanon. Mr. Tjalling B. Halbertsma is a citizen of the Netherlands. Mr. Issam M. Fares' and Mr. Tjalling B. Halbertsma's business address is Keizer Karelweg 474/1181 RL Anstelveen, The Netherlands.

         None of the Reporting Persons nor their executive officers or directors has been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 28, 2000, WEDGE, WEDGE Sub, Issuer and an affiliate of Issuer consummated the transactions contemplated by the Purchase Agreement (the "Purchase Agreement"), dated as of July 30, 2000, as amended by an amendment thereto dated as of November 17, 2000, whereby 8,146,665 shares of Common Stock (the "HBI Consideration") were received by WEDGE Sub (the "HBI Transaction") in exchange for 65% of the ownership interests in Howe-Baker International, LLC ("HBI"), a Delaware limited liability company. Immediately following the closing of the transactions contemplated by the Purchase Agreement, WEDGE Sub transferred the HBI Consideration to WEDGE as a dividend distribution.

         Pursuant to a Stock Purchase Agreement (the "First Reserve Purchase Agreement"), dated July 30, 2000, as amended by an amendment thereto dated October 31, 2000, between WEDGE, WEDGE Sub, and First Reserve Fund VIII, L.P. ("First Reserve"), immediately following the closing of the HBI Transaction WEDGE transferred 4,323,333 of the shares of Common Stock received as the HBI Consideration to First Reserve in exchange for $70,254,161, subject to a purchase price adjustment based upon amounts realized by First Reserve on its sale of these shares. Pursuant to a Stock Purchase Agreement (the "Minefa Agreement"), dated as of December 28, 2000, between WEDGE, Minefa and First Reserve, WEDGE and Minefa have agreed to sell 130,000 and 400,000 shares of Common Stock of the Issuer, respectively, in exchange for $8,612.500.

         Following the completion of the sale of the shares of Common Stock pursuant to the First Reserve Purchase Agreement, WEDGE transferred 18,260 shares of Common Stock to Mr. Ronald D. Brazzel and 160,000 shares of Common Stock to Mr. William H. White.

         The remaining shares of Common Stock (3,515,072 shares) held by WEDGE (the "Remaining Shares") were then transferred to WEDGE Holdings as an intercompany transfer. WEDGE Holdings then distributed the Remaining Shares to Farinvest, Ltd. as an intercompany transfer. Farinvest, Ltd. then transferred the Remaining Shares to Farinvest N.V. as an intercompany transfer. The Remaining Shares were then transferred by Farinvest N.V. to WEDGE Engineering as an intercompany transfer.

         Each of the Purchase Agreement and First Reserve Purchase Agreement contains other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

         The source of the funds used for the purchase of 400,000 shares of the Common Stock by Minefa was working capital on hand. The purchases of Common Stock of the Issuer by Minefa were made in a series of transactions each of which was more than one year prior to the date of this statement on Schedule 13D on the New York Stock Exchange, the principal market in which shares of the Issuer's Common Stock are traded.

ITEM 4.           PURPOSE OF TRANSACTION.

         The acquisitions of Common Stock were made for investment purposes. The Reporting Persons intend to monitor their investment in the Issuer on a continuing basis in the ordinary course of business and, depending upon the price of, and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer. Due to restrictions in the Shareholder Agreement, as defined and described in Item 6, none of the Reporting Persons has specific plans or proposals which would relate to or result in (except to the extent such actions may be requested in the future by the Issuer):

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except as described in
Item 6 with respect to the Shareholder Agreement (as defined in Item 6);

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any actions similar to those enumerated above.

         The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As set forth herein, WEDGE Engineering owns 3,515,072 shares of Common Stock of the Issuer, which represents approximately 19.8% of the outstanding Common Stock (based upon the number of shares of Common Stock outstanding as of December 28, 2000, as represented by the Issuer). See Item 3.

                  As set forth herein, Mr. Fares may be deemed to beneficially own 3,515,072 shares of Common Stock of the Issuer, which represents approximately 19.8% of the outstanding Common Stock (based upon the number of shares of Common Stock outstanding as of December 28, 2000, as represented by the Issuer). See
                  Item 3.

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by WEDGE Engineering. See Item 2.

         (c)      See Item 3.

         (d) and (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Upon closing of the HBI Transaction, WEDGE and the Issuer entered into a Shareholder Agreement (the "Shareholder Agreement"), dated as of December 28, 2000.

STANDSTILL PROVISIONS

         The Shareholder Agreement contains so-called "standstill" provisions which, among other things, (i) prohibit the purchase of additional shares by WEDGE (whether by tender offer or otherwise) except in order to maintain a 10% ownership stake, and (ii) prohibit acquisition proposals, proxy solicitations, group formation or encouragement of third parties for takeover purposes by WEDGE. With respect to any proposed business combination or recapitalization involving the Issuer and any third party, WEDGE must vote or tender its shares or otherwise act as recommended by the Supervisory Board of the Issuer (or any special committee of the Supervisory Board of the Issuer constituted for the purpose of evaluating such proposed transaction). WEDGE will be free to submit a competing offer for the Issuer only in the event that the Supervisory Board of the Issuer determines to sell control of the Issuer to another party.

         The Shareholder Agreement provides that in the event of a breach of any covenants or agreements contained therein, the aggrieved party (including any present or future shareholders of the Issuer) shall be entitled to the remedy of specific performance, injunction or other equitable relief. In the event of a breach by WEDGE of the "standstill" provisions discussed above (whether by the launching of a tender offer or otherwise), the Issuer and/or its shareholders may seek injunctive relief. However, as such relief is equitable in nature and at the discretion of the court in which such action is brought, there can be no assurance that such court will grant such relief.

SUPERVISORY BOARD REPRESENTATION

         The Shareholder Agreement contains certain provisions intended to implement the right of WEDGE to elect Supervisory Directors to the Supervisory Board of the Issuer. The number of Supervisory Directors comprising the Supervisory Board was expanded from eight to twelve and WEDGE will have the right to designate two Supervisory Directors so long as it owns 17 1/2 % of the Issuer's voting securities outstanding. The number of Supervisory Directors that WEDGE is entitled to designate will decrease with a reduction of its percentage ownership of voting securities and will terminate completely once such ownership falls below 10% of the Issuer's voting securities outstanding for any period of 30 consecutive days. The Supervisory Board regulations shall provide that a special committee of the Supervisory Board composed entirely of disinterested, independent Supervisory Directors shall be constituted to evaluate any significant transactions (primarily transactions involving a change of control) and any transactions or issues involving WEDGE. As long as WEDGE is entitled to designate at least two Supervisory Directors on the Supervisory Board, it will be entitled to representation on the committees of the Supervisory Board other than the Nominating Committee and the special committee described immediately above.

VOTING RESTRICTIONS

         Pursuant to the Shareholder Agreement, WEDGE agreed that, with respect to any matter presented to the Issuer's shareholders for vote or approval, each will vote "for" the nominees recommended by the Supervisory Board (provided the Issuer is in compliance with its covenants to WEDGE relating to Supervisory Board representation), "for" any proposal recommended by the Supervisory Board, and "against" any proposal that is not recommended by the Supervisory Board, with the exception of the following matters as to which WEDGE will have discretionary voting rights: (i) appointment of auditors, (ii) adoption of any rights agreement which would restrict WEDGE from effecting any transaction not otherwise prohibited by the Shareholder Agreement, (iii) migration of the Issuer to another organizational jurisdiction (other than in connection with a business combination), (iv) conversion of the Issuer's corporate form (other than in connection with a business combination), and (v) proposed amendments to the Issuer's Articles of Association which would have a disproportionate material and adverse effect on WEDGE versus the Issuer's other shareholders not contemplated by the Shareholder Agreement.

TRANSFER RESTRICTIONS AND REGISTRATION RIGHTS

         The Shareholder Agreement contains certain restrictions on the transfer of shares held by WEDGE. Without the Issuer's consent, WEDGE may not sell any of its shares to (a) any person or group who is or would be required to file a
Schedule 13D under the Exchange Act, (b) any person or group who would own more than 10% of the Issuer's voting securities, or (c) a competitor of the Issuer. Any sale of shares by WEDGE will be subject to the Issuer's right of first offer, except for the following types of transfers: (i) pursuant to a bona fide underwritten public offering, (ii) pursuant to a Rule 144 sale under the Securities Act in an unsolicited broker's transaction in which WEDGE has no knowledge that the purchaser is any of the persons described in (a), (b) or (c) immediately above, (iii) pursuant to a business combination or recapitalization transaction recommended by the Supervisory Board, (iv) to any affiliate of WEDGE who agrees to be bound by the terms of the applicable Shareholder Agreement, (v) a pledge or hypothecation to a financial institution to secure a bona fide loan, and (vi) a transfer or transfers, once per calendar quarter, to any institutional investor which, together with its affiliates, would beneficially own no more than 5% of the Issuer's voting securities outstanding.

         The Shareholder Agreement grants WEDGE certain registration rights with respect to the shares it owns. The Shareholder Agreement requires the Issuer, at the request of the holders of 75% of the shares held by WEDGE and its assignees, to register all or any portion of those shares under the Securities Act; provided that the Issuer is required to effect no more than two of such "demand" registrations for WEDGE. The Shareholder Agreement also requires the Issuer to give notice to such holders when the Issuer proposes to register any of the Issuer's securities under the Securities Act (other than registrations on Forms S8 or S4), and, if such holders so request, to include their shares in the registration, provided that under certain circumstances the number of shares such holders can include in these "piggyback" registrations will be limited. In all registrations the Issuer will be required to pay the expenses of registration, excluding underwriting discounts and commissions, and to provide customary indemnification, except that the Issuer will not be obligated to pay more than $400,000 in the aggregate for registration expenses with respect to demand registrations.

DURATION

         The Shareholder Agreement will remain in effect so long as WEDGE continues to own 10% or more of the voting securities of the Issuer outstanding, except that the registration rights shall continue as long as WEDGE continues to own 5% or more of the voting securities of the Issuer outstanding.

         The transactions contemplated by the First Reserve Purchase Agreement and Minefa Purchase Agreement were specifically excepted from the terms of the Shareholder Agreement. The transfers to Mr. William H. White and Ronald D. Brazell described in Item 3 were made with the consent of the Issuer.

         The Shareholder Agreement contains other terms and conditions. The foregoing description of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this
Schedule 13D and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99.1     Purchase Agreement

         99.2     Amendment to Purchase Agreement

         99.3     First Reserve Purchase Agreement

         99.4     Amendment to First Reserve Purchase Agreement

         99.5     Minefa Purchase Agreement

         99.6     Shareholder Agreement

         99.7     Power of Attorney

         99.8     Joint Filing Agreement between the Reporting Persons

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2001

                                   WGI TYLER, LLC

                                   By: /s/ James M. Tidwell
                                      ------------------------------------------
                                   Name: James M. Tidwell
                                   Title: President

Dated: January 8, 2001

                                   WEDGE GROUP INCORPORATED

                                   By: /s/ James M. Tidwell
                                      ------------------------------------------
                                   Name: James M. Tidwell
                                   Title: Vice President

Dated: January 8, 2001

                                   WEDGE HOLDINGS, INC.

                                   By: /s/ Richard E. Blohm, Jr.
                                      ------------------------------------------
                                   Name: Richard E. Blohm, Jr.
                                   Title: Vice President

Dated: January 8, 2001

                                   FARINVEST, LTD.
                                   By: Issam M. Fares, its Managing Director

                                       By: /s/ Richard E. Blohm, Jr.
                                          --------------------------------------
                                       Name: Richard E. Blohm, Jr.
                                       Title: Attorney-in-Fact

Dated: January 8, 2001

                                   FARINVEST N.V.
                                   By: Issam M. Fares, its Managing Director

                                       By: /s/ Richard E. Blohm, Jr.
                                          --------------------------------------
                                       Name: Richard E. Blohm, Jr.
                                       Title: Attorney-in-Fact

Dated: January 8, 2001

                                   WEDGE ENGINEERING B.V.
                                   By: Minefa Holding, B.V., its Managing
                                       Director

                                       By: Issam M. Fares, its Managing Director

                                           By: /s/ Richard E. Blohm, Jr.
                                              ----------------------------------
                                           Name: Richard E. Blohm, Jr.
                                           Title: Attorney-in-Fact

Dated: January 8, 2001

                                   MINEFA HOLDINGS B.V.
                                   By: Issam M. Fares, its Managing Director

                                       By: /s/ Richard E. Blohm, Jr.
                                          --------------------------------------
                                       Name: Richard E. Blohm, Jr.
                                       Title: Attorney-in-Fact

Dated: January 8, 2001

                                   ISSAM M. FARES


                                   By: /s/ Richard E. Blohm, Jr.
                                      ------------------------------------------
                                   Name: Richard E. Blohm, Jr.
                                   Title:  Attorney-in-Fact

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

   99.1                  Purchase Agreement

   99.2                  Amendment to Purchase Agreement

   99.3                  First Reserve Purchase Agreement

   99.4                  Amendment to First Reserve Purchase Agreement

   99.5                  Minefa Purchase Agreement

   99.6                  Shareholder Agreement

   99.7                  Power of Attorney

   99.8                  Joint Filing Agreement between the Reporting Persons